 ################################################## Document Number: 1 File Name: form14f-1.htm Type: SC 14F1 Description: ##################################################
    UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Commission File Number: 000-53437

IVT Software, Inc.

(Exact name of registrant as specified in its charter)

Nevada	8299	74-3177586
State or Other Jurisdiction of Incorporation of Organization)	Primary Standard Industrial Code	(I.R.S. Employer Identification No.)

3840 South Water Street,

Pittsburgh Pa. 15203

(Address and Telephone Number of Registrants Principal Place of Business)

Tel: 412-884-3028

(Issuer's telephone number, including area code)

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

Introduction

Please read this Information Statement carefully.  It contains certain biographical and other information concerning the incoming executive officers and or directors after the closing of the below referenced transaction.  You are not, however, required to take any action.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the Exchange Act) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's stockholders.

Background

Pursuant to the terms of the acquisition in the Stock Purchase Agreement executed on August 11, by and between  IVT Software, Inc., Martin Schwartz, Cl Imaging, Corp. and  ten shareholders (collectively, the Sellers) who executed a  Stock Purchase Agreement (the Agreement) with Deric Haddad,  (the Purchaser),  pursuant to which the Sellers, shareholders of the Company, sold an aggregate of 10,133,335 common shares which represents  75.5% of the issued and outstanding shares of  the Company, to the Purchaser.  Deric Haddad acquired 10,133,335 shares  in exchange for $307,309. As a result of this transaction Deric Haddad controlled 75.5% of the Issuer's common stock. As part of the acquisition, and pursuant to the Acquisition Agreement, the following changes to the Company's directors and officers have occurred:

CHANGES TO THE BOARD OF DIRECTORS

o	As of August 11, 2010, Martin Schwartz resigned from all officer and Director positions he previously held in the Company.

o	Also, on August 11, 2010, Deric Haddad was appointed to the Board of Directors as Director as well as President and Secretary of the Company.

CERTAIN INFORMATION REGARDING THE COMPANY

Change in Control

As described above under the caption (Background), a change in control of the Company will occur upon the closing of the Stock Purchase Agreement.

Voting Securities

As of , the authorized capital stock of the Company consists of 200,000,000 shares of common stock par value $0.00001 per share, of which 13,419,167  shares are issued and outstanding and 10,000,000 shares of preferred stock par value $0.00001 per share, of which no shares are issued and outstanding.

Where to Find More Information About Us

We file all required reports due under the Exchange Act with the Securities and Exchange Commission (the " SEC "). Such reports include annual reports, quarterly reports, Form 8-K and other information we are required to file pursuant to the securities laws. You may read and copy materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov .

Transfer Agent

Pacific Stock Transfer Company, 4045 South Spencer Street, Las Vegas, Nevada 89119, telephone (702) 361-3033, facsimile (702) 433-1979 is the Company�s transfer agent.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Age	Position
Deric Haddad	43	Director and President

BIOGRAPHICAL INFORMATION ON THE BOARD OF DIRECTORS

Deric Haddad is the  Chief Executive and Chief Operations Officer  of  Haddad-Wylie Industries, LLC (HWI), a Company he founded  in August 2004 and  has over 15 years of clean room experience.   Mr. Haddad has a Bachelors degree in Political Science and a minor in History from San Diego State University.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Mr. Haddad  is the principal executive officer as well as the sole member of the Company's board of directors. The Company does not currently have ongoing operations as such the Company has determined that it does not, at this time, require additional committees of the board of directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
EXECUTIVE COMPENSATION

Our directors currently are not compensated for serving as members of our board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Name	# of shares beneficially owned	Percent of shares
Deric Haddad 306 Bryces Lane Elizabeth, Pa 15037	10,133,333	75.5%

NO DISSENTERS' RIGHTS

By Order of The Board of Directors

Name: Deric Haddad
Title: Director
Date: November 1, 2010

 ADDITIONAL INFORMATION

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

IVT SOFTWARE, INC.

/s/ Deric Haddad
Deric Haddad
Chief Executive Officer
Date:  November 1, 2010